

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

Via E-mail
Mr. Kevin G. Wills
Executive Vice President and Chief Financial Officer
Saks Incorporated
12 East 49th Street
New York, New York 10017

>   **Re: Saks Incorporated**
>   **Form 10-K for Fiscal Year Ended January 29, 2011**
>   **Filed March 18, 2011**
>   **File No. 1-13113**

Dear Mr. Wills:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page F-1

Consolidated Statements of Changes in Stockholders' Equity, page F-5

1.   Please tell us your consideration of disclosing the following information: (i) accumulated balances for each classification of accumulated comprehensive income at each balance sheet date; (ii) the components of other comprehensive income for each year; (iii) reclassification adjustments for each year; and (iv) the amount of income tax expense or benefit allocated to each component of other comprehensive income. In addition, please tell us the amount of each classification of accumulated comprehensive income at each balance sheet date and the amounts of each component of other comprehensive income and reclassification adjustments for each year on both a gross and net basis.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-7

2.   Please tell us your consideration of disclosing your accounting policies for proprietary credit card loyalty programs.

Net Sales, page F-8

3.   Please tell us your basis in GAAP for recognizing merchandise sales at the time customers direct shipment of the merchandise. Please discuss your shipping terms and when risks of ownership for such merchandise pass to customers. In addition, please tell us your consideration of clarifying your disclosure regarding recognition of sales of merchandise ordered via saks.com or by catalog.

Operating Leases, page F-12

4.   Please tell us your consideration of disclosing the amount of deferred rent and property incentives included in other long-term liabilities at each balance sheet date. Refer to paragraph 24 of Rule 5-02 of Regulation S-X.

Earnings Per Share, page F-13

5.   We note you can settle the convertible notes with shares, cash or a combination thereof at your discretion and that you presumed share settlement in computing diluted earnings per share for fiscal 2010. It appears that the presumption of share settlement represents a change from past practice when you computed diluted earnings per share assuming you would settle the par value of convertible notes in cash and the difference between par value and fair value in stock. Please tell us the facts and circumstances surrounding the revised presumption and quantify the impact on diluted earnings per share for fiscal 2010 and each subsequent quarter. In addition, tell us the pertinent sections of ASC 260 supporting the change. Also, please tell us your consideration of disclosing the revised presumption/computation of earnings per share, the surrounding facts and circumstances and the resulting impact on the reported amount of diluted earnings per share.

6.   Please tell us how potential shares to be issued in settlement of the written call options disclosed in the first complete paragraph on page F-22 are considered in computing diluted earnings per share.

Segment Reporting, page F-14

7.   Please provide us the quantitative data and other factors considered in concluding that the SFA, OFF 5th and Saks Direct operating segments have similar economic characteristics and thus are expected to exhibit similar long-term financial performance. In doing so,

please be sure to address your consideration of the similarity of long-term average gross margins and provide the gross margins for each of your operating segments for the last five years.

8.   Please tell us your consideration of disclosing net sales by major merchandise category for each year presented. Refer to ASC 280-10-50-40.

Note 3 – Proprietary Credit Cards, page F-14

9.   Please tell us your consideration of disclosing the terms of the program agreement that provide for sharing of certain credit losses of the card portfolio and the related risk of loss.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief